UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 13, 2020

(Date of earliest event reported)

Groundfloor Finance Inc.

(Exact name of issuer as specified in its charter)

Georgia (State or other jurisdiction of organization)	46-3414189 (I.R.S. Employer Identification No.)

600 Peachtree Street, Suite 810

Atlanta, Georgia 30308

(Full mailing address of principal executive offices)

(404) 850-9225

(Issuer’s telephone number, including area code)

Limited Recourse Obligations

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Change in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

On December 9, 2019, the board of directors (the “Board”) of Groundfloor Finance Inc. (the “Company”) determined that it is in the best interests of the Company, to dismiss the Company’s former independent accounting firm, Hughes Pittman & Gupton, LLP (“HPG”) and appoint Cherry Bekaert LLP (“CB”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2019.

HPG’s audit report on the Company’s financial statements for the period ended December 31, 2018 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle except to indicate that there was substantial doubt about the Company’s ability to continue as a going concern.

During the period ended December 31, 2018 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and HPG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to HPG’s satisfaction, would have caused HPG to make reference to the matter in their report. During the period ended December 31, 2018 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided HPG with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether HPG agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of HPG’s letter, dated May 7, 2020, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b)	Appointment of Independent Accounting Firm

On December 9, 2019, the Board approved and engaged CB as the Company’s new independent accounting firm. During the fiscal year December 31, 2018 and through the subsequent date of engaging CB, neither the Company nor anyone acting on its behalf has consulted with CB regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that CB concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (iii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Groundfloor Finance Inc.

By:	/s/ Nick Bhargava
Name: Nick Bhargava
Title: Executive Vice President, Secretary, and Acting Chief Financial Officer

Date: May 13, 2020

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
9.1	Letter from Hughes Pitman & Gupton, LLP, dated May 7, 2020